Exhibit 4.9

SOLARWINDS.NET, INC.

December 14, 2005

Insight Venture Partners V, L.P.

680 Fifth Avenue

8th Floor

New York, NY 10019

Attn: Blair Flicker, Esq.

Re:	Management Rights

Ladies and Gentlemen:

This letter will confirm our agreement that pursuant to the purchase of shares of Common Stock and Participating Preferred Stock of SolarWinds.Net, Inc., an Oklahoma corporation (the “Company”), by Insight Venture Partners V, L.P., a Delaware limited partnership (the “Investor”), Investor will be entitled to the following contractual management rights, in addition to any rights to non-public financial information, inspection rights, and other rights expressly agreed to be provided to all investors pursuant to the agreed documentation in connection with such purchase:

1. Investor shall be entitled to consult with and express its views as to the management of the Company on significant business issues, including management’s proposed annual operating plans, and management will meet with Investor during each year at the Company’s facilities at mutually agreeable times for such purposes and to review progress in achieving said plans.

2. Investor may examine the books and records of the Company and inspect its facilities and may request information at reasonable times and intervals concerning the general status of the Company’s financial condition and operations, provided that access to highly confidential proprietary information and facilities need not be provided.

3. The Company hereby acknowledges that pursuant to Section 2.1.1 of the Stockholders Agreement, dated as of December 14, 2005, by and among the Company, Investor and the other stockholders of the Company identified therein (the “Agreement”), Investor together with its affiliates have a right to appoint two directors to the Board of Directors of the Company (the “Board”) and that the Investor and its affiliates have designated Michael Triplett and Jeff Horing to initially serve as directors.

4. The Company further understands and agrees that Investor may assign and/or transfer the rights set forth herein to any other investor advised or managed by Insight Venture Associates V, LLC.

5. If the Investor has not exercised its rights as referred to at paragraph 3 above, the Company shall invite a representative of the Investor to attend all meetings of its Board, in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its directors, except that the representative may be excluded from access to any material or meeting or portion thereof if the Company believes, upon advice of counsel, that such exclusion is reasonably necessary to preserve the attorney-client privilege, to protect highly confidential proprietary information or for other similar reasons. Such representative may participate in discussions of matters brought to the Board.

The aforementioned rights are intended to satisfy the requirement of management rights for purposes of qualifying the Investor’s investments in the Company as “venture capital investments” for purposes of the Department of Labor “plan assets” regulation, 29 C.F.R. §2510.3-101. In the event the aforementioned rights are not satisfactory for such purpose, the Company and the Investor shall reasonably cooperate in good faith to agree upon mutually satisfactory management rights that satisfy such regulations.

The rights described herein shall terminate and be of no further force or effect upon the earlier to occur of the following: (i) a Change of Control or an Initial Public Offering (each as defined in the Agreement) and (ii) the date on which Investor does not beneficially own, either directly or indirectly, any interest in or capital stock of the Company.

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Very truly yours,

SOLARWINDS.NET, INC.

By:	/S/ DAVID YONCE
Name: Title: